Wednesday, July 9, 2008

Mark P. Shuman
U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:          Sloud, Inc.
Commission File No.: 333-141564

Dear Mr. Shuman:

We hereby file on behalf of our client, Sloud, Inc., Pre-Effective Amendment No. Seven (“Amendment”) to the above referenced registration statement.  This Amendment reflects the addition of the statement of shareholders equity which was inadvertently omitted form the auditors report on the previous filing and an updated auditor and legal consent.

Pursuant to Rule 461(a) of Regulation C, as promulgated under the Securities Act of 1933, acceleration of the Registration Statement of Sloud, Inc. is hereby requested to 3:00 p.m. on July 14, 2008.

Sloud acknowledges the following:

1)	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.
2)
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3)	The company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank for your cooperation in this matter.

Dutifully,

Goldberg Law Group, P.A.

/s/ Glenn Goldberg_
Glenn Goldberg Esq.
Goldberg Law Group, PA
200 Central Avenue, Suite 290
St. Petersburg, FL 33702
Phone 727.898.5200
Fax 1.866.323.6096

Consent:
/s/ Gene Sokolov
By: Gene Sokolov
Director, President, Chief Executive Officer

/s/ Gene Sokolov
By: Gene Sokolov
Chief Financial Officer
Principal Accounting Officer